State of Delaware
Secretary of State
Division of Corporations
Delivered 03:53 PM 08/26/2019
FILED 03:53 PM 08/26/2019
SR 20196714890 - File Number 7538577

CERTIFICATE OF INCORPORATION

OF

TDG ESL HOLDINGS INC.

FIRST: The name of the Corporation is TDG ESL Holdings Inc.

SECOND: The address of the Corporation's registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares of stock that the Corporation shall have authority to issue is five thousand (5000) shares, all of which shall be Common Stock, \$0.01 par value per share.

FIFTH: The name and mailing address of the incorporator is as follows:

Name	Mailing Address
Dennis B. Angers	Baker & Hostetler LLP 127 Public Square Suite 2000 Cleveland, Ohio 44114

SIXTH: Meetings of stockholders shall be held at such place, within or without the State of Delaware, as may be designated by or in the manner provided in the Bylaws of the Corporation, or, if not so designated, at the registered office of the Corporation in the State of Delaware. Elections of directors need not be by written ballot unless and to the extent that the Bylaws so provide.

SEVENTH: Section 203 of the Delaware General Corporation Law shall not apply to any business combination (as defined in Section 203(c)(3) of the Delaware General Corporation Law, as amended from time to time, or in any successor thereto, however denominated) in which the Corporation shall engage.

EIGHTH: To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended after approval by the stockholders of this Article Eighth to authorize the corporate action further eliminating or limiting the personal liability of directors, then the liability of a

director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended. The Corporation shall indemnify, to the fullest extent permitted by the Delaware General Corporation Law, any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation. Neither any amendment nor repeal of this Article Eighth, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article Eighth, shall eliminate or reduce the effect of this Article Eighth in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article Eighth, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

THE UNDERSIGNED, being the incorporator above named for the purposes of forming a corporation pursuant to the General Corporation Law of the State of Delaware, has signed this instrument the 26th day of August, 2019, and does thereby acknowledge that it is his act and deed and that the facts stated therein are true.

Dennis B. Angers

Dennis B. Angers, Incorporator